Mail Stop 3561

							March 9, 2006


Gregory D. Frost
Chief Executive Officer
Able Energy, Inc.
198 Green Pond Road
Rockaway, NJ  07866


	RE:	Able Energy, Inc.
		Item 4.01 Form 8-K filed January 9, 2006 as amended
February 1, 2006
		File No. 1-15035


Dear Mr. Frost:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. In a letter dated January 18, 2006 we requested a revision in your
January 9, 2006 Form 8-K filing and an updated letter from your former accountant stating whether or not they agree with the disclosures as revised. We note that you filed the requested amendment on February 1, 2006; however, that amendment did not include the updated letter from your former accountants. Please file another amendment with the updated letter. See Item 304(a)(3) of Regulation S-K.
2. Our January 18, 2006 letter also requested you to make certain representations and to include those representations in an EDGAR correspondence file. We do not see where you have done so. For your convenience we have repeated the information we requested in this letter. Please provide the requested information in your response.


Gregory D. Frost
Able Energy, Inc.
March 9, 2006
Page 2



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	As appropriate, please further amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and file your response to these comments as an EDGAR correspondence file.

	You may contract Robert Burnett, Staff Accountant, at (202)
551-
3330 or me at (202) 551-3841 if you have questions regarding these comments.

							Sincerely,



							Michael Moran
						            Branch Chief